SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 001-14736


(Check One):

|_|   Form 10-K and Form 10-KSB  |_|   Form 11-K

|X| Form 20-F  |_|   Form 10-Q and Form 10-QSB  |_|   Form N-SAR

For period ended:  December 31, 2000

|_|   Transition Report on Form 10-K and Form 10-KSB

|_|   Transition Report on Form 20-F

|_|   Transition Report on Form 11-K

|_|   Transition Report on Form 10-Q and Form 10-QSB

|_|   Transition Report on Form N-SAR

For the transition period ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:      Publicis Groupe S.A.

Former name if applicable:    Publicis S.A.

Address of principal executive office: 133, avenue Champs-Elysees

City, state and zip code:  75008 Paris, France

                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof
|X| will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, l0-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

      Publicis Groupe S.A. (the "Company") has not previously filed an Annual Report on Form 20-F with the Securities and Exchange Commission, and the process of compiling the information required in connection with the Company's financial statements has taken longer than expected. The Company will file an Annual Report on Form 20-F with respect to the year ending December 31, 2000 on or before July 16, 2001.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

      Jean-Michel Etienne, Chief Financial Officer - 331 011 44 43 7230

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

      The extent of and reasons for the anticipated change are described in
Exhibit 99.1 to the Form 6-K filed by Publicis Groupe S.A. on March 22, 2001.

                              Publicis Groupe S.A.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 22, 2001        By:  /s/ Jean-Michel Etienne
                                ----------------------------------
                                 Jean-Michel Etienne
                                 Chief Financial Officer